Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com                                                     DELOITTE
                                                                        & TOUCHE



                         INDEPENDENT ACCOUNTANTS' REPORT

The Bear Stearns Funds
575 Lexington Avenue
New York, New York 10022

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that the Bear Stearns Funds (the "Fund's") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of September 21, 2001. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 21, 2001, and with respect to agreement of security purchases and sales, for the period from March 30, 2001 (the date of our last examination) through September 21, 2001:

     o Confirmation of all securities held by institutions in book entry form for the account of CTC by The Depository Trust Company, and/or the Federal Reserve Book Entry System, and/or Participants Trust Company, agents of CTC;

     o Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

     o Reconciliation of all such securities to the books and records of the Funds and the Custodian;

     o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with CTC's records; and

     o Agreement of 5 security purchases and 5 security sales or maturities since our last report from the books and records of the Fund's to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Bear Stearns Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 21, 2001 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Bear Stearns Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



/S/ DELOITTE & TOUCHE LLP
-------------------------
DELOITTE & TOUCHE LLP
New York, NY
November 7, 2001

                                                          THE BEAR STEARNS FUNDS
THE BEAR STEARNS FUNDS
                                                 575 Lexington Avenue, 9th floor
                                                        New York, New York 10022
                                                                  (212) 272-2093



                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of The Bear Stearns Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of September 21, 2001, and from March 31, 2001 (the date of Deloitte & Touche LLP's last examination) through September 21, 2001.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of September 21, 2001, and from March 31, 2001 (the date of Deloitte & Touche LLP's last examination) through September 21, 2001, with respect to securities reflected in the investment account of the Bear Stearns Funds.




/s/ FRANK J. MARESCA
--------------------
Frank J. Maresca
Vice President & Treasurer



/S/ VINCENT PEREIRA
-------------------
Vincent Pereira
Assistant Treasurer